UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-42466

3 E Network Technology Group Ltd

(Exact Name of Registrant as Specified in Its Charter)

B046 of Room 801, 11 Sixing Street

Huangge Town, Nansha District

Guangzhou, Guangdong Province, PRC

Tel: +86-020-343-29249

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Change in Company’s Certifying Accountants

3 E Network Technology Group Ltd (the “Company”) announced the appointment of GGF CPA Ltd (“GGF”) as its new independent registered public accounting firm to audit the Company’s financial statements, effective June 19, 2025. The appointment was made after a careful and thorough evaluation process and has been recommended and approved by the audit committee of the Company’s Board of Directors, and subsequently approved by the Company’s Board of Directors.

GGF succeeds HTL International, LLC (“HTL”), the Company’s previous independent registered public accounting firm. On June 19, 2025, HTL declined to stand for re-election as the independent registered public accounting firm for the Company. The audit reports of HTL on the financial statements of the Company as of June 30, 2024 and 2023 and for the fiscal years ended June 30, 2024 and 2023, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company’s most recent fiscal year ended June 30, 2024 and through June 19, 2025, the date of dismissal, (a) there were no disagreements with HTL on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of HTL, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” as described in Item 304(a)(1)(v) of Regulation S-K.

During the two most recent fiscal years ended June 30, 2024 and 2023 and any subsequent interim periods through the date hereof prior to the engagement of GGF, neither the Company, nor someone on its behalf, has consulted GGF regarding: (i) either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and either a written report was provided to the Company or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

On June 20, 2025, the Company provided HTL with a copy of this Current Report and has requested that it furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements. A copy of such letter is attached as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Letter to SEC from HTL dated June 20, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

Date: June 20, 2025	By:	/s/ Tingjun Yang
		Name:	Tingjun Yang
		Title:	Chief Executive Officer

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